CSB BANCORP, INC.

EXHIBIT 11

STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

	Three months ended
	March 31
(Dollars in thousands, except per share data)	2020	2019
Basic Earnings Per Share
Net income	$2,483	$2,540
Weighted average common shares	2,742,350	2,742,242
Basic Earnings Per Share	$0.91	$0.93

Diluted Earnings Per Share
Net income	$2,483	$2,540
Weighted average common shares	2,742,350	2,742,242
Diluted Earnings Per Share	$0.91	$0.93